Exhibit 4.39

Dated 14 June 2013

ASIAN GRACE SHIPPING LIMITED
AFRICAN GLORY SHIPPING LIMITED
AFRICAN JOY SHIPPING LIMITED
(as Borrowers)

and

MARITIME CAPITAL SHIPPING LIMITED
(as Guarantor)

and

UNITED OVERSEAS BANK LIMITED
(as Agent)

and

UNITED OVERSEAS BANK LIMITED
(as Lender)

and

UNITED OVERSEAS BANK LIMITED
(as Swap Bank)

____________________________________________

SETTLEMENT AGREEMENT

_____________________________________________

Schedule 1                      Terms of Share Sale
Schedule 2                       Creditors' List
Schedule 3                      Receivables and Residual Cash

THIS AGREEMENT  is dated                                                                                      2013 and made between:

(1)	(a)	ASIAN GRACE SHIPPING LIMITED;
(b) AFRICAN GLORY SHIPPING LIMITED; and
(c) AFRICAN JOY SHIPPING LIMITED,
as borrowers (collectively, the "Borrowers" and each a "Borrower");

(2)	MARITIME CAPITAL SHIPPING LIMITED, as guarantor (the "Guarantor");

(3)	UNITED OVERSEAS BANK LIMITED, as lender (the "Lender");

(4)	UNITED OVERSEAS BANK LIMITED, as swap bank (the "Swap Bank"); and

(5)	UNITED OVERSEAS BANK LIMITED, as agent (the "Agent").

WHEREAS:-

(A)
By a loan agreement dated 6 March 2008, as amended and restated by a supplemental letter dated 24 May 2010 (together with all other amendments and supplements thereto from time to time, the "Loan Agreement") and made between (i) the Borrowers, as joint and several borrowers, (ii) the Guarantor, as guarantor, (iii) the Lender, as lender, (iv) the Swap Bank, as swap bank, and (v) the Agent, as agent, the Lender has made available to the Borrowers, jointly, three loan facilities of up to $74,350,000 in aggregate, for the purpose of financing part of the acquisition cost of the Vessels (as defined in the Loan Agreement) upon the terms and conditions contained therein.

(B)
African Glory Shipping Limited and the Swap Bank have entered into a master swap agreement dated 5 June 2008 (the "Swap Agreement") to hedge all or part of such Borrower's interest and/or currency exchange rate risks upon the terms and conditions contained therein.

(C)	Prior to the date of this Agreement, certain breaches and potential Events of Defaults have occurred and are continuing.

(D)
The Lender and the Swap Bank have agreed that neither the Lender nor the Swap Bank would enforce its rights or exercise any remedy under the Loan Agreement, the Swap Agreement or any Security Document in respect of the said breaches and potential Events of Default already disclosed by the Borrowers to the Agent or the Lender unless and until (a) any Borrower, the Guarantor or Seanergy Maritime Holdings Corp. ("Seanergy") (i) commences or is placed into a proceeding under Title 11 of the United States Code or makes or is placed into a similar filing or proceeding under United States or applicable law or (ii) becomes subject to an order of a court of competent jurisdiction appointing a receiver, liquidator, administrator or trustee of its assets or any part of it, or a decree of the court adjudicating such Borrower, the Guarantor or Seanergy a bankrupt, or declaring such Borrower, the Guarantor or Seanergy insolvent or (iii) files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to, or fails to contest, the appointment of a receiver, liquidator, administrator or trustee of all or any part of its assets or (iv) becomes subject to any petition proposing the reorganisation, administration or liquidation of such Borrower, the Guarantor and/or Seanergy pursuant to any bankruptcy or insolvency statute or similar law being filed against it (each a "Relevant Event") or (b) the transactions herein described fail to be consummated by the expiry of 24 hours after the Closing Date (defined below)or (c) there is a claim reinstatement as more particularly described in Clause 6.2 hereof, whichever is the earlier.

(E)
As no Relevant Event has occurred as at the date of this Agreement, the Parties are entering into this Agreement to record the terms and conditions upon and subject to which they hereby agree the extinguishment of the Guarantor's liabilities under the Loan Agreement.

NOW IT IS HEREBY AGREED as follows:-

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Words and expressions defined in the Loan Agreement shall unless the context otherwise requires have the same meanings when used in this Agreement.  In this Agreement:-

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company;

"Agreed Surplus" means the sum of One million Dollars ($1,000,000) which is held in escrow pursuant to the terms and conditions of the Escrow Agreement;

"Borrowers' Equity Consideration" means the Initial Borrowers' Equity Consideration as increased by the Nominated Party pursuant to Clause 3.2(c);

"Closing Date" means 5 July 2013 or such other date as the Parties may agree;

"Company Cash" means all residual cash, if any, held or received on or before, and all cash received with respect to receivables up to, the Closing Date by any of the Borrowers or the Guarantor (or any of their Subsidiaries or Affiliates) in relation to the Vessels only and after deduction of all operating expenses relating to the Vessels which are reasonably and properly for the account of the Borrowers and incurred up to the Closing Date (the particulars of such receivables and the relevant debtor(s) are set out in the receivable list attached hereto as Schedule 3);

"Deed of Charge" means the deed of charge over the entire issued share capital of each of the Borrowers dated 16 September 2009 executed by the Guarantor in favour of the Agent;

"Deficiency Claim" means the claim against the Borrowers for the balance of the Liabilities determined in accordance with Clauses 3.4 or 3.5, as the case may be;

"Encumbered Fair Market Equity Value" has the meaning ascribed to it in Clause 3.1(a);

"Escrow Account" means the escrow account as more particularly described in the Escrow Agreement;

"Escrow Agreement" means the escrow agreement dated 15 May 2013 made between the Guarantor, as payer, and United Overseas Bank Limited, as escrow agent, pursuant to which the Agreed Surplus was deposited by the Guarantor and held in escrow by the said escrow agent in accordance with and subject to the terms and conditions contained therein;

"Fair Market Value" means, in relation to a Vessel, means the value in Dollars being the arithmetic mean of the value given by two (2) independent first class appraisers, one nominated by the Agent in its sole discretion and the other nominated by the Borrowers or, failing such nomination, by the Agent in its sole discretion, each valuation to be made without, unless required by the Agent, physical inspection, and on the basis of a sale for prompt delivery for cash at arm's length, on normal commercial terms, as between a willing buyer and a willing seller, without taking into account the benefit of any charterparty or other engagement concerning the relevant Vessel, provided however that if such two (2) valuations in respect of a Vessel vary by more than ten per cent (10%) (by reference to the higher figure), the Agent and the Borrowers shall jointly appoint a third independent first class appraiser to value such Vessel on the same basis as the other two (2) valuations and, in that case, the arithmetic mean of the three (3) valuations shall constitute the Fair Market Value of such Vessel;

"Finance Parties" means, collectively, the Agent, the Lender and the Swap Bank;

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary;

"Initial Borrowers' Equity Consideration" means the sum of Eighteen million Dollars ($18,000,000);

"Nominated Party" means a party nominated by the Lender (such nomination to be made by the Lender latest 3 days prior to the Closing Date) for the purpose of acquiring the Shares subject to the provisions set out in Clause 3;

"Parties" means, collectively, the Borrowers, the Guarantor, the Agent, the Lender and the Swap Bank, and a "Party" means any of them;

"Residual Cash" means all cash, if any, received by the Borrowers or the Guarantor (or any of their Subsidiaries or Affiliates) in relation to the Vessels after the Closing Date in relation to receivables outstanding as of the Closing Date (the particulars of such receivables are set out in the receivables list attached hereto as Schedule 3);

"Seanergy" means Seanergy Maritime Holdings Corp., the party defined in Recital (D) being the ultimate parent of the Borrowers and the Guarantor;

"Share Transfer Documents" means an instrument of transfer, letters of resignation from the directors and officers and such other documents as are reasonably necessary in order to transfer the Shares in respect of each of the Borrowers (and to change their directors and officers) to the Nominated Party (or its nominee);

"Shares" has the meaning ascribed to it in the Deed of Charge; and

"Subsequent Borrowers' Equity Consideration" means the increased amount offered for the Shares pursuant to Clause 3.2(c).

1.2	Construction

The provisions of clause 1.2 of the Loan Agreement apply to this Agreement as though set out in full, except that references to the Loan Agreement are to be construed as references to this Agreement.

1.3	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

1.4	Successors and Assigns

The expressions "Borrower" and "Guarantor" and "Seanergy" will, where the context permits, include their respective successors and permitted assigns and any persons deriving title under them.

1.5	No Agent Liability

Nothing in this Agreement shall be construed as imposing any liability on the Agent or the other Finance Parties for performance by any third party buyer or the Nominated Party of its obligations to complete, or its failure to complete, the transfer of the Shares.

1.6	No Release

No failure by any third party buyer to perform any of its obligations in respect of the transfer of the Shares shall relieve or excuse any Borrower or the Guarantor from any of its continuing obligations or be construed as a waiver of the Agent's rights or powers to declare a Default under the Loan Agreement, the Swap Agreement or any Security Document, save as expressly provided herein.  Notwithstanding the generality of the foregoing, the Agent agrees not to make any claims or exercise its rights under the Loan Agreement, the Swap Agreement or any Security Document against any Borrower, unless or until (a) a Relevant Event has occurred or (b) the transactions set out in Clause 3 fails to be consummated by the expiry of 24 hours after the Closing Date or (c) any of the circumstances mentioned in Clause 6.2 has occurred, whichever is the earlier.

2.	SETTLEMENT OF THE GUARANTOR'S LIABILITIES

2.1	Settlement

(a)	For the full and final discharge of the Guarantor's liabilities under the Loan Agreement, the Borrowers and the Guarantor agree on the Closing Date to:-

(i)
apply the Company Cash and all cash held in the Accounts toward the payment or satisfaction of the Deficiency Claim dollar for dollar, it being understood that such amounts may be held in the Accounts to meet the relevant Vessel's operating expenses and other working capital requirements of the Borrowers;

(ii)	dispose of the Shares in accordance with the provisions of Clause 3;

(iii)
release the Agreed Surplus from the Escrow Account and pay the same into the Accounts in such portion or amount as the Agent may direct as reserved fund to meet any future operating expenses of any Vessel and other working capital requirements of the Borrowers, it being understood that the Agreed Surplus shall be counted as applied toward the payment or satisfaction of the Deficiency Claim dollar for dollar; and

(iv)
the Guarantor shall hold any and all Residual Cash received after the Closing Date in trust for the benefit of the Agent and shall promptly transfer any such Residual Cash received to the Agent upon receipt toward the payment or satisfaction of the Deficiency Claim dollar for dollar for each dollar of cash turned over until all the Residual Cash has been turned over;

(b)	In consideration of the Borrowers' and the Guarantor's agreement to the full and final discharge of the Guarantor's liabilities in accordance with Clause 2.1(a), and for other good and valuable consideration, the Guarantor shall be released from all liability in respect of its obligations under the Loan Agreement, the Swap Agreement and the Deficiency Claim, upon the completion of the settlement transaction and the application of monies as contemplated in Clause 2.1(a), subject to the claim reinstatement provision in Clause 6.2; and provided that any obligation to pay the Lender's, the Swap Bank's and the Agent's reasonable legal and other expenses in Clause 4.1 and to transfer any Residual Cash to the Agent pursuant to Clause 2.1(a)(iv) shall survive this release and the closing of this transaction.  Any surplus in the Company Cash or the Agreed Surplus remaining after the payment of the Deficiency Claim in full shall be released and become available funds for the use of the Guarantor.

2.2	Borrowers' and Guarantor's right to sell

Without prejudice to Clause 3.2, and in consideration of the agreements of the Borrowers and the Guarantor herein contained, the Agent hereby agrees that the Borrowers and the Guarantor may market for sale all of the Shares and, subject to the Agent's consent, any such sale may be concluded prior to the Closing Date (or such later date as the Agent may agree) on terms approved by the Agent and at a price which shall in any event be not less than Eighteen million Dollars ($18,000,000) or such greater sum as the Nominated Party may stipulate pursuant to Clause 3.2(c), subject to the application of the net proceeds of sale of the Shares, any Company Cash, any cash held in the Accounts, any Residual Cash and (if not already released from escrow) the Agreed Surplus towards payment of the Liabilities upon completion of such sale.

3.	DISPOSAL OF THE SHARES

3.1	Fairness Opinions

(a)
Prior to the transfer or sale of any Shares by the Guarantor, up to two independent valuers or advisers mutually agreed by the Guarantor and the Agent will be engaged or instructed by either the Guarantor or the Agent to give a fairness opinion to the Lender and the Guarantor on the value of the share sale transaction which will be based on the fair market value of the Shares taking into consideration the Fair Market Value of the Vessels (including the value of any proceeds of insurance related to the Vessels less deductibles), the value of other assets of the Borrowers (if any), and the Liabilities (the "Encumbered Fair Market Equity Value").  For this purpose, the valuation of the Fair Market Value of the Vessels shall be made on the same terms as comprised in the definition of Fair Market Value save that it shall include on a discounted basis the benefit of any existing charter (if any).

(b)
All costs in connection with the Agent obtaining its first fairness opinion from an independent valuer or adviser shall be borne by the Guarantor.  The costs of obtaining the second fairness opinion, if required by the Agent, shall be borne by the Agent.

(c)	If two fairness opinions are obtained by either the Guarantor or the Agent, then the Encumbered Fair Market Equity Value shall be the average of the two fairness opinions.

3.2	Purchase Price of the Shares

(a)
On the date of this Agreement, the Guarantor shall be deemed to have received from the Nominated Party an offer to acquire the Shares, the purchase price of which shall be equal to the Initial Borrowers' Equity Consideration, and the Borrowers and the

Guarantor shall disclose to the Agent all the offers received prior to or following the date of this Agreement from third party buyers who have offered to acquire the Shares from the Guarantor (if any).

(b)	The Agent may consent to a sale of the Shares to:-

(i)
a third party buyer, if the price offered by it for the acquisition of all the Shares exceeds the Initial Borrowers' Equity Consideration or, pursuant to Clause 3.2(c), any Subsequent Borrowers' Equity Consideration; or

(ii)	in any other case, the Nominated Party,

and thereafter the Lender shall be deemed to have declared, made or maintained a claim against the Guarantor in respect of the Guarantor's obligations arising from the Deficiency Claim, subject to the terms of the guarantee provisions set out in the Loan Agreement; provided, however, that if no such third party buyer offer is received, the sale to the Nominated Party shall occur on the Closing Date.

(c)
At any time prior to the giving of the Agent's consent pursuant to Clause 3.2(b), the value attributed to the Initial Borrowers' Equity Consideration or any Subsequent Borrowers' Equity Consideration may be increased by the Nominated Party to any level, or to exceed any offer made by a third party buyer for the acquisition of the Shares.

3.3	Share Sale Agreement

(a)
If the sale of the Shares shall be made to the Nominated Party pursuant to Clause 3.2(b), the Guarantor shall, on the Closing Date, conclude the sale and purchase of the Shares with the Nominated Party pursuant to the Share Transfer Documents and the terms set forth in Schedule 1.

(b)
The Guarantor undertakes to cooperate with the Lender, the Agent and the Nominated Party (if applicable) to effect and complete a transfer of the Shares to the Nominated Party or the third party buyer, as the case may be, on the Closing Date.

3.4	Sale of Shares to the Third Party Buyer

If the Agent consents to a sale of the Shares to a third party buyer, then, on the Closing Date, the net proceeds of sale of the Shares paid by such third party buyer shall be deposited into the account or accounts nominated by the Agent whereupon they shall be immediately applied by the Borrowers as a voluntary prepayment to reduce dollar for dollar against the Liabilities in accordance with the prepayment provisions set out in clause 7.4 of the Loan Agreement.  The Deficiency Claim shall be equal to the difference between the Liabilities and by the application of the Company Cash, all cash held in the Accounts, the Residual Cash and the Agreed Surplus pursuant to Clause 2.1(a), and the net proceeds of sale of the Shares paid by the third party buyer.

3.5	Sale of Shares to the Nominated Party

If the sale of the Shares is to be made to the Nominated Party pursuant to Clause 3.2(b), then the Shares shall be sold by the Guarantor to the Nominated Party at a purchase price of the higher of One Dollar ($1.00) and the Encumbered Fair Market Equity Value.  The net proceeds of sale shall be deposited into the account or accounts nominated by the Agent whereupon they shall be applied by the Borrowers as a voluntary prepayment to reduce dollar for dollar against the Liabilities in accordance with the prepayment provisions set out in clause 7.4 of the Loan Agreement.  The Deficiency Claim shall be equal to the difference between the Liabilities and by the application of the Company Cash, all cash held in the Accounts, the Residual Cash and the Agreed Surplus pursuant to Clause 2.1(a), and the Initial Borrowers' Equity Consideration or the Subsequent Borrowers' Equity Consideration, whichever is the higher.

3.6	Forgiveness of the Shareholder's Loan and Other Encumbrances

Upon the sale of the Shares pursuant to Clause 3.2(b) on the Closing Date:-

(a)
the Guarantor and the Borrowers hereby unconditionally and irrevocably agree to waive and forgive all outstanding shareholder's and intra-group loans and all interest accrued thereon owed to the Guarantor or any of the Borrowers by any of the Borrowers, and the Guarantor and any relevant Borrower shall discharge and release all Encumbrances created or made against any Borrower and the relevant Vessel with a copy of such agreement being promptly made available to the Agent; and

(b)
the Shares and the assets owned by the Borrowers (including but not limited to the Vessels) shall be free of all Encumbrances other than the loan outstanding (including accrued interest and costs) under the Loan Agreement, the Swap Agreement, the Security Documents.  The Guarantor and the Borrowers shall confirm that all other Encumbrances have been settled and/or disclosed in accordance with Clause 5.6(a).

3.7	Limit on the Deficiency Claim

In consideration of the Guarantor agreeing to sell and dispose of the Shares in accordance with this Clause 3, the Guarantor's liability under or arising from the Deficiency Claim shall not exceed the aggregate of (a) the Agreed Surplus, (b) the Company Cash, (c) all cash held in the Accounts and (d) the Residual Cash (if any), provided that the Lender shall have the right to assert the Deficiency Claim in full against the Guarantor in the event that the Guarantor has refused and/or failed to pay, remit or release the Agreed Surplus and/or the Company Cash and/or any cash held in the Accounts and/or the Residual Cash (or any part thereof) upon the Lender's or the Agent's first written demand.  Upon consummation of the transactions as contemplated in Clause 2.1(a), the Guarantor's liabilities shall be discharged and extinguished and the Deficiency Claim shall be deemed settled, unless any of the circumstances mentioned in Clause 6.2 has occurred.

4.	UNDERTAKINGS

4.1	Interest

Notwithstanding any provisions of this Agreement, interest on the Liabilities shall continue to accrue at the default interest rate determined in accordance with the terms of the Loan Agreement.

4.2	Lender's Costs

(a)
The Borrowers and the Guarantor jointly undertake to pay, and shall procure Seanergy to pay, all reasonable legal and other fees and expenses incurred by the Finance Parties in connection with or arising out of this Agreement and/or owing under the Loan Agreement, the Swap Agreement and/or the Security Documents on or prior to the Closing Date.

(b)	The release to be provided under this Agreement shall not release the Borrowers or the Guarantor from any obligations under Clause 4.2(a).

(c)	The Lender will exercise all reasonable endeavours to keep the fees and expenses at a reasonable level.

(d)
The Borrowers and the Guarantor acknowledge and agree that the fees and expenses referred to in Clause 4.2(a) shall be reimbursed or paid from funds other than the Agreed Surplus, the Company Cash, any cash held in the Accounts or the Residual Cash.

4.3	Director's Letter of Warranty and Indemnity

Each director of the Borrowers and the Guarantor undertakes to issue a letter of warranty and indemnity made in favour of the Agent (or at the Agent's direction, the Nominated Party or the third party buyer referred to in Clause 3.2(b)(i)) affirming that to the best knowledge of such director the relevant Borrower has title to its Vessel and Schedule 2 is not misleading in any material respect on the Closing Date. The Borrowers and the Guarantor shall furnish, and the Borrowers and the Guarantor shall procure Seanergy to furnish, the Agent with a ship manager's confirmation and such other reasonable proofs or documents, in respect of the debts and liabilities of each Vessel up to and including the Closing Date.  The Borrowers and the Guarantor shall provide, and the Borrowers and the Guarantor shall procure Seanergy to provide, the Agent with the audited financial statements of the Borrowers for the financial year commencing 1 January 2013 up to the Closing Date as soon as they become available, but in any event not later than 10 working days after the Closing Date.

5.	REPRESENTATIONS AND WARRANTIES

Each Borrower and, where explicitly stated herein below, the Guarantor represents and warrants that:-

5.1	The Liabilities

As of the date of this Agreement, the total amount of the Liabilities is (a) no more than thirty nine million four hundred and eleven thousand seven hundred and twenty two Dollars and forty four cents ($39,411,722.44), consisting of unpaid Loan and accrued interest in the sum of thirty eight million nine hundred and thirteen thousand six hundred and forty four Dollars and fifty four cents ($38,913,644.54) and Swap Liabilities in the sum of four hundred and ninety eight thousand and seventy seven Dollars and ninety cents ($498,077.90), plus (b) such amount due and payable for the early termination of the relevant Swap Transaction made between the Swap Bank and African Glory Shipping Limited.

The amount of the Liabilities may vary and the Agent shall notify the Borrowers and the Guarantor of the Liabilities due and owing under the Finance Documents as of the Closing Date.

5.2	Cash in the Accounts

As of the date of this Agreement, a total sum of not less than two hundred and ninety five thousand one hundred and one Dollars and eighty two cents ($295,101.82) is being held in the Accounts, which are subject to the first priority charge made in favour of the Agent pursuant to the relevant Charge over Account.

5.3	Binding Obligations

As of the date of this Agreement, the Borrowers and the Guarantor acknowledge that the Loan Agreement, the Swap Agreement, the Security Documents and any other related documents in connection with the Loan and the Swap Liabilities are and remain valid, binding and enforceable and are not subject to any defences or counterclaims under law or equity.

5.4	No Encumbrance

(a)
Until the closing of any of the transactions contemplated in this Agreement, and until the Mortgages are discharged by the Agent, each Mortgage remains registered against the relevant Vessel under the laws and flag of Hong Kong and constitutes a valid first priority mortgage lien on the relevant Vessel.  The Borrowers have not permitted any Security (other than Permitted Security Interests) to subsist, arise or be created or extended over the Vessels or otherwise in contravention of the negative undertaking set out in clause 21.4 of the Loan Agreement; and

(b)
As of the date of this Agreement the Guarantor acknowledges that (i) the Deed of Charge constitutes valid and legally binding obligations of the Guarantor and (ii) it has not created or permitted to subsist any Security (other than Permitted Security Interests) on or over the Shares or any part thereof or interest therein or otherwise in contravention of the negative undertaking set out in clause 7.1 of the Deed of Charge.

5.5	Potential Defaults by the Borrowers

As of the date of this Agreement certain potential defaults by the Borrowers exist under the Loan Agreement that would be Events of Default upon notice being provided by the Agent.  Unless a forbearance or waiver is received from the Lender, the Borrowers are unable to comply with certain terms of the Loan Agreement.

5.6	No Borrowing or Undeclared Creditors

(a)
The Borrowers have not incurred any Financial Indebtedness in contravention of clause 21.12 of the Loan Agreement.  Other than the Lender, the Guarantor and the creditors as more particularly described in the creditors' list attached hereto as Schedule 2, as of the date of this Agreement there are no other creditors of the Borrowers.

(b)
To the Borrowers' and the Guarantor's best knowledge, other than the Lender and the creditors as more particularly described in the creditors' list attached in Schedule 2, as of the date of this Agreement there are no other secured creditors or unsecured creditors of the Guarantor or any of its Subsidiaries, except for administrative or secretarial service providers associated with the ownership and operation of the Vessels by the Guarantor and its Subsidiaries.

5.7	Corporate Power

All necessary and appropriate corporate action to authorise the entering into of this Agreement have been obtained and that this Agreement constitutes valid and binding obligations of the Borrowers and the Guarantor enforceable in accordance with its terms.

5.8	The Vessels

Each Vessel is operationally seaworthy, in every way fit for service, as per current survey cycle requirements and classed with a classification society free of any overdue conditions or recommendations of the relevant Classification Society affecting class.

5.9	Operating and Dry Docking Expenses

All operating expenses and dry docking expenses due and payable on or prior to the Closing Date shall be settled in full on or prior to the Closing Date.  The Agent will continue to process payment for all operating expenses and any dry docking expenses up to the Closing Date subject to availability of funds in the Earnings Account (as defined in the Charge over Account) of the Borrowers.  Not later than the Closing Date, the Borrowers shall provide the Agent with an estimate of all operating expenses and dry docking expenses accrued but not due on or prior to the Closing Date, which amount shall be no more than the cash available in the Accounts (but not counting the Agreed Surplus) on the Closing Date.  From the date hereof up to the Closing Date, all operating expenses and dry docking expenses shall be incurred reasonably with utmost good faith, having regard to the cash available in the Accounts (but not counting the Agreed Surplus) on the Closing Date.

5.10	No Claims, Liens or Encumbrances

The Shares and Vessels are free of any claims, liens or encumbrances other than the Security created and made in favour of the Agent and the claims as more particularly described in the creditor's list attached in Schedule 2.  The Borrowers, the Guarantor and Seanergy further represent that, to the best of their knowledge, there are no claims pending against the Vessels that are either not covered by insurance (less applicable deductibles) or, on the Closing Date, not yet reported to the insurers for claims.  There shall be no claims, liens or encumbrances against the Borrowers, the Shares, the Vessels or the Borrowers' other assets on the Closing Date.  The Borrowers also represent that, to the best of their knowledge, all applicable deductibles as more particularly described in Schedule 2 have been paid or settled on or prior to the Closing Date.

5.11	Repetition of Representations and Warranties

As of the date of this Agreement and on the Closing Date, the Borrowers shall be deemed to repeat the representations and warranties set out in clause 18 of the Loan Agreement as if made with reference to the facts and circumstances existing on such day.

5.12	Repetition of Vessel Undertakings

As of the date of this Agreement and on the Closing Date, and without prejudice to any other undertakings that were given by the Borrowers and the Guarantor under the Loan Agreement, each of the Borrowers and the Guarantor shall ensure that the undertakings set out in Clauses 22.1, 22.2 and 22.9 of the Loan Agreement will remain in force.

6.	OTHER ADDITIONAL PROVISIONS

6.1	Reservation of all rights and remedies of the Lender and the Swap Bank

Without limitation, prior to the release of the Guarantor's liabilities and obligations in accordance with Clause 2.1:-

(a)
the Agent hereby expressly reserves all rights and remedies of the Lender and the Swap Bank in respect of the aforesaid breaches and potential Events of Default, including, but not limited to, all rights and remedies of the Lender and the Swap Bank under the Loan Agreement, the Swap Agreement and the Security Documents;

(b)
the Lender's and the Swap Bank's rights remain reserved in respect of all or any other non-compliance with any provision of the Loan Agreement, the Swap Agreement or any Security Document which has previously been notified to the Borrowers together with any other non-compliance with the Loan Agreement, the Swap Agreement or any Security Document that may have occurred or is continuing prior to the consummation of the transaction contemplated under this Agreement; and

(c)
prior to the consummation of the transaction contemplated under this Agreement, neither this Agreement, nor any delay or failure of the Lender or the Swap Bank to enforce their rights under the Loan Agreement, the Swap Agreement or any Security Document or with respect to any non-compliance with any provision of the Loan Agreement, the Swap Agreement or any Security Document, shall constitute a variation, waiver, suspension or limitation of any rights of the Lender or the Swap Bank pursuant to the Loan Agreement, the Swap Agreement or any Security Document, or give rise to any estoppel.

6.2	Claim Reinstatement

If the transaction contemplated under this Agreement or any payment or asset transfer made to the Lender, the Nominated Party (pursuant to Clause 3.2(b)(ii)), the third party buyer (pursuant to Clause 3.2(b)(i)), or the Affiliates or respective professionals thereof in connection with this Agreement is (a) challenged by a Borrower, the Guarantor or any of their estates, or an administrator or trustee, or any shareholders, representatives or Affiliates thereof, or (b) the subject of any adverse ruling, judgement, decision, decree or other determination in a challenge by a Borrower's or the Guarantor's creditors or any representative of any such creditors, or any other third party, or (c) invalidated, avoided, declared to be fraudulent or preferential, or set aside upon the challenge or disgorgement of such payment or transfer, then the claims, obligations, liens and encumbrances released hereunder shall be reinstated in full force and effect.

7.	CONDITIONS

7.1	Delivery of Transfer Documents into Escrow

On the date of this Agreement, the Guarantor shall place into escrow, to the Agent's order, the original duly executed Share Transfer Documents together with all necessary approvals necessary to close the transaction contemplated under this Agreement, all in form acceptable to the Agent.

7.2	Agent's rights

In the event no sale to a third party has been agreed and approved pursuant to Clause 2.1 by the Closing Date, on the Closing Date the Agent shall implement the Share Transfer Documents and transfer ownership of the Borrowers to the Nominated Party in accordance with Clause 3.

7.3	Certificate of Resolutions

On the date of this Agreement, each Borrower and the Guarantor shall deliver to the Agent a certified copy (certified by its director) of the resolutions of its board of directors approving and ratifying the terms of, and the transactions contemplated by, this Agreement and resolving that it executes this Agreement.

8.	MISCELLANEOUS

(a)	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

(b)	Time shall be of the essence in the performance of the respective obligations of the Borrowers and the Guarantor under this Agreement.

(c)
Any provision of this Agreement prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Agreement and rendered ineffective so far as is possible without modifying the remaining provisions of this Agreement.  Where however the provisions of any such applicable law may be waived, they are hereby waived by the Parties to the full extent permitted by such law to the end that this Agreement shall be a valid and binding agreement enforceable in accordance with its terms.

(d)	Any amendment to this Agreement shall be in writing and signed by, or on behalf of, each Party.

(e)	Rights and remedies under this Agreement are cumulative and do not exclude any other rights or remedies provided by law or otherwise.

(f)	Neither the Borrowers nor the Guarantor may assign any of its rights under this Agreement or any document referred to in it without the prior written consent of the Agent.

9.	GOVERNING LAW AND JURISDICTION

This Agreement and all non-contractual obligations arising from or in connection with this Agreement are governed by English law.

10.	ENFORCEMENT

The provisions as to jurisdiction and service of process specified in clause 39 of the Loan Agreement apply to this Agreement.

Schedule 1

Terms of Share Sale

1.
On the Closing Date the Shares will be transferred to the Nominated Party or its nominee (in this Schedule, called the "Transferee") free of all mortgages, charges, liens, encumbrances, claims and adverse interests with all rights and benefits attached or accruing thereto, including all dividends and other distributions declared but not paid.

2.	The Guarantor and the Borrowers shall upon first demand by the Agent deliver to the Transferee (to the extent not already delivered to the Agent):

(a)	duly executed Instruments of Transfer in respect of the Shares, transferring them to the Transferee, together with the existing share certificates relating to the Shares;

(b)	letters of resignation of each of the directors and officers of the Borrowers, confirming that they have no claims against the Borrowers for loss of office or otherwise;

(c)	the original stock register, minute book, book of share certificates, Articles of Incorporation and By-laws, all other books and records and the corporate seal of each Borrower;

(d)
a resolution of the board of directors and of the shareholder of each Borrower, approving the transfer of Shares to the Transferee and the appointment of directors and officers nominated by the Transferee in respect of each Borrower; and

(e)
a comfort letter from the Guarantor to the directors appointed by the Transferee that, to the best of the Guarantor's knowledge and belief, the current directors of the Borrowers have discharged their duties honestly in good faith without wilful misconduct or fraud.

Schedule 2

Creditors' List

Schedule 3

Receivables and Residual Cash

IN WITNESS HEREOF the parties have caused this Agreement to be duly executed as a deed on the date first written above.

The Borrowers

EXECUTED as a DEED	)
)
by Stamatis Tsantanis	)
for and on behalf of	)
ASIAN GRACE SHIPPING LIMITED	)	/s/ Stamatis Tsantanis
)
in the presence of:	)

/s/ Theodora Mitropetrou
Theodora Mitropetrou

EXECUTED as a DEED	)
)
by Stamatis Tsantanis	)
for and on behalf of	)	/s/ Stamatis Tsantanis
AFRICAN GLORY SHIPPING LIMITED	)
)
in the presence of:

/s/ Theodora Mitropetrou
Theodora Mitropetrou

EXECUTED as a DEED	)
by Stamatis Tsantanis	)
for and on behalf of	)
AFRICAN JOY SHIPPING LIMITED	)	/s/ Stamatis Tsantanis
)
in the presence of:

/s/ Theodora Mitropetrou
Theodora Mitropetrou

The Guarantor

EXECUTED as a DEED	)
)
by Stamatis Tsantanis	)
for and on behalf of	)
MARITIME CAPITAL SHIPPING LIMITED	)	/s/ Stamatis Tsantanis
)
in the presence of:

/s/ Theodora Mitropetrou
Theodora Mitropetrou

The Lender
SIGNED by	)
)
Chua Siok Lian	)
for and on behalf of	)	/s/ Chua Siok Lian
UNITED OVERSEAS BANK LIMITED	)
)
in the presence of:	)

The Swap Bank	)
SIGNED by	)
)
Chua Siok Lian	)
UNITED OVERSEAS BANK LIMTED	)	/s/ Chua Siok Lian
)
in the presence of:	)

The Agent
SIGNED by Chua Siok Lian	)
for and on behalf of	)
UNITED OVERSEAS BANK LIMTED	)	/s/ Chua Siok Lian
)
in the presence of:	)